SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number        000-55129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edgewater Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edgewater Bancorp, Inc.

321 Main Street

St. Joseph, Michigan 49085

SUMMARY ANNUAL REPORT FOR

EDGEWATER BANK 401K PLAN

This is a summary of the annual report for the Edgewater Bank 401(K) Plan (Employer Identification Number 38-0381552, Plan Number 001) for the plan year January 1, 2015 through December 31, 2015. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Plan expenses were $149,127. These expenses included $4,497 in administrative expenses and $144,630 in benefits paid to participants and beneficiaries and $0 in other expenses. A total of 42 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of the plan assets, after subtracting liabilities of the plan, was $1,171,344 as of the end of the plan year, compared to $1,092,544 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $78,800. This change includes unrealized appreciation or depreciation of the value of plan assets; that is, the difference between the value of the plan’s assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $227,927, including employer contributions of $62,948, employee contributions of $129,503, other contributions/other income of $10,003, and earnings from investment of $25,473.

Information Regarding Plan Assets

The U.S. Department of Labor’s regulations require that an independent qualified public accountant audit the plan’s financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning January 1, 2015 and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported on the Form 5500 were actually held by the plan.

The plan’s assets were held in individual participant accounts with the investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor web site at http://www.dol.gov/ebsa under the heading “Frequently Asked Questions.”

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. To obtain a copy of the full annual report, or any part thereof, write or call the office of Mr. Richard Dyer, who is a representative of the plan administrator at 321 Main Street, P.O. Box 146, St. Joseph, MI 49085 and phone number 269-982-4175. The charge to cover copying costs will be $5.00 for the full annual report, or $0.25 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of the report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan: 321 Main Street, P.O. Box 146, St. Joseph, MI 49085, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy of the plan from the U.S. Department of Labor upon payment of copying costs, Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the Edgewater Bank 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDGEWATER BANK 401(K) PLAN

By:	/s/ Richard E. Dyer
Richard E. Dyer
President and Chief Executive Officer of
Edgewater Bank, the Plan Administrator

Date: June 28, 2016